# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cannae Holdings, Inc., CIK 0001704720
CUSIP: 13765N107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134
Date of event which requires filing of this statement: 11/10/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000903213-24-000005
Filed by CIK 0000903213

## Reporting persons
- William P. Foley, II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,842,348; shared voting power 0; sole dispositive power 4,842,348; shared dispositive power 0; aggregate amount beneficially owned 4,842,348 (9.8% of the class)
  Comment: On November 10, 2025, the Issuer filed its Quarterly Report on Form 10-Q and reported a decrease in its total Common Stock outstanding. As a result, the Reporting Person's ownership changed by more than one percent from its ownership reported in the Schedule 13G originally filed. The calculation in this Amendment No. 1 of the percentage of Common Stock outstanding beneficially owned by the Reporting Person is based on 49,285,406 shares of Common Stock as of November 7, 2025 as reported by the Issuer.
  
  The amounts reflected in the Sole Voting Power, Sole Dispositive Power and Aggregate Amount Beneficially Owned by the Reporting Person are inclusive of: (i) 748,299 shares held by Folco Development Corporation, of which the Reporting Person and his spouse are the sole shareholders, (ii) 236,011 shares held by the Foley Family Charitable Foundation, which is controlled by the Reporting Person and his spouse, (iii) 2,849,803 shares held by Foley Family Enterprises LLC, which is controlled by the Reporting person and his spouse, and (iv) 1,008,235 shares held directly by the Reporting Person.

## Item 1. Issuer
Name of issuer: Cannae Holdings, Inc.
Address of issuer's principal executive offices: 1701 Village Center Circle, Las Vegas, NV, 89134

## Item 2. Person Filing
Name of person filing: William P. Foley, II
Address of principal business office or, if none, residence:
1701 Village Center Circle
Las Vegas, NV 89134
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from item 9 and the Comment for Type of Reporting Person of the cover page of this Amendment No. 1 to schedule 13G.
Percent of class: Incorporated by reference from item 11 and the Comment for Type of Reporting Person of the cover page of this Amendment No. 1 to schedule 13G.
Sole power to vote or to direct the vote: Incorporated by reference from item 5 and the Comment for Type of Reporting Person of the cover page of this Amendment No. 1 to schedule 13G.
Shared power to vote or to direct the vote: Incorporated by reference from item 6 of the cover page of this Amendment No. 1 to schedule 13G.
Sole power to dispose or to direct the disposition: Incorporated by reference from item 7 and the Comment for Type of Reporting Person of the cover page of this Amendment No. 1 to schedule 13G.
Shared power to dispose or to direct the disposition: Incorporated by reference from item 8 of the cover page of this Amendment No. 1 to schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William P. Foley, II: William P. Foley, II, William P. Foley, II (12/02/2025)